LEHMAN XS TRUST
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2006-18N

TERMS AGREEMENT

Dated: November 28, 2006

To:	Structured Asset Securities Corporation, as Depositor under the Trust Agreement, dated as of November 1, 2006 (the “Trust Agreement”).

Re:	Underwriting Agreement Standard Terms, dated as of December 21, 2005 (the “Standard Terms,” and together with this Terms Agreement, the “Agreement”).

Series Designation:   Series 2006-18N.

Terms of the Series 2006-18N Certificates: Lehman XS Trust Mortgage Pass-Through Certificates, Series 2006-18N, Class A1A, Class A1B, Class A2A, Class A3, Class A4, Class A5A, Class AX, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8, Class M9, Class M10, Class X, Class P, Class C, and Class R (the “Certificates”) will evidence, in the aggregate, the entire beneficial ownership interest in a trust fund (the “Trust Fund”). The primary assets of the Trust Fund on the Closing Date (as defined below) will consist primarily of a single pool of conventional, first lien, adjustable rate negative amortization, fully amortizing and balloon residential mortgage loans having a total Scheduled Principal Balance (as defined in the Trust Agreement) as of the Cut-off Date of approximately $1,027,393,147 (the “Mortgage Loans”). Only the Class A1A, Class A1B, Class A2A, Class A3, Class A4, Class A5A, Class AX, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8 and Class M9 Certificates (the “Offered Certificates”) are being sold pursuant to the terms hereof.

Registration Statement: File Number 333-133985.

Certificate Ratings: It is a condition of Closing that at the Closing Date the Class A1A, Class A1B, Class A2A, Class A3, Class A4, Class A5A and Class AX Certificates be rated “AAA” by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), and “Aaa” by Moody’s Investors Service, Inc. (“Moody’s” and together with S&P, the “Rating Agencies”); the Class M1 Certificates be rated “AA+” by S&P and “Aaa” by Moody’s; the Class M2 Certificates be rated “AA” by S&P and “Aa1” by Moody’s; the Class M3 Certificates be rated “AA-” by S&P and “Aa1” by Moody’s; the Class M4 Certificates be rated “A+” by S&P and “Aa2” by Moody’s; the Class M5 Certificates be rated “A” by S&P and “Aa3” by Moody’s; the Class M6 Certificates be rated “A-” by S&P and “A1” by Moody’s; the Class M7 Certificates be rated “BBB+” by S&P and “A2” by Moody’s; the Class M8 Certificates be rated “BBB” by S&P and “A3” by Moody’s; and the Class M9 Certificates be rated “BBB-” by S&P and “Baa1” by Moody’s.

Terms of Sale of Offered Certificates: The Depositor agrees to sell to Lehman Brothers Inc., (the “Underwriter”) and the Underwriter agrees to purchase from the Depositor, the Offered Certificates in the principal amounts and prices set forth on Schedule 1 annexed hereto. The purchase price for each class of the Offered Certificates shall be the applicable Purchase Price Percentage set forth in Schedule 1 plus accrued interest at the initial interest rate per annum from and including the Cut-off Date up to, but not including, the Closing Date.

The Underwriter will offer the Offered Certificates to the public from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.

The Underwriter will sell the Offered Certificates to investors in offerings occurring within Member States of the European Economic Area in minimum initial total investment amounts of $100,000.

Cut-off Date: November 1, 2006.

Closing Date: 10:00 A.M., New York time, on or about November 30, 2006. On the Closing Date, the Depositor will deliver the Offered Certificates to the Underwriter against payment therefor.

Counsel: Dechert LLP will act as counsel for the Underwriter.

Closing Notice Address: Notwithstanding anything to the contrary in the Standard Terms, the Closing shall take place at the offices of the counsel for the Underwriter, Dechert LLP, 30 Rockefeller Plaza, New York, NY 10112.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between the Depositor and the Underwriter in accordance with its terms.

LEHMAN BROTHERS INC.

By: ___________________________ Name: Mary Stone Title: Vice President

Accepted:

STRUCTURED ASSET SECURITIES CORPORATION

By: _____________________________ Name: Michael C. Hitzmann Title: Senior Vice President

Schedule 1

Class	Initial Certificate Principal Amount or Notional Amount(1)	Certificate Interest Rate	Purchase Price Percentage	Approximate Amount Purchased by Lehman Brothers Inc.
A1A	$363,930,000	Variable(2)	100%	$363,930,000
A1B	$67,464,000	Variable(2)	100%	$67,464,000
A2A	$188,095,000	Variable(2)	100%	$188,095,000
A3	$195,000,000	Variable(2)	100%	$195,000,000
A4	$45,770,000	Variable(2)	100%	$45,770,000
A5A	$55,148,000	Variable(2)	100%	$55,148,000
AX	$915,407,000	Variable(3)	100%	$915,407,000
M1	$7,705,000	Variable(2)	100%	$7,705,000
M2	$33,903,000	Variable(2)	100%	$33,903,000
M3	$8,219,000	Variable(2)	100%	$8,219,000
M4	$14,383,000	Variable(2)	100%	$14,383,000
M5	$7,705,000	Variable(2)	100%	$7,705,000
M6	$5,136,000	Variable(2)	100%	$5,136,000
M7	$7,705,000	Variable(2)	100%	$7,705,000
M8	$5,136,000	Variable(2)	100%	$5,136,000
M9	$5,136,000	Variable(2)	100%	$5,136,000
__________
(1)	These balances are approximate, as described in the prospectus supplement.

(2)	These certificates will accrue interest based on adjustable interest rates, as described in the prospectus supplement.

(3)
The Class AX Certificates are interest-only certificates. They are not entitled to payments of principal and will accrue interest on their notional amount. Interest on the Class AX Certificates will accrue at a rate equal to (a) on or prior to November 25, 2008, the lesser of (x) 0.75% per annum and (y) the weighted average of the net mortgage rates for the mortgage loans as of the first day of the related collection period minus a fraction, the numerator of which is the coupon strip, if any, multiplied by 12 and the denominator of which is the pool balance as of the first day of the related collection period and (b) thereafter, until the distribution date in December 2036, the lesser of (x) 0.12% per annum and (y) the weighted average of the net mortgage rates for the mortgage loans as of the first day of the related collection period minus a fraction, the numerator of which is the coupon strip, if any, multiplied by 12 and the denominator of which is the pool balance as of the first day of the related collection period, based on a notional balance equal to the aggregate class principal amount of the Class A1A, Class A1B, Class A2A, Class A3 and Class A4 and Class A5A Certificates immediately prior to distributions for such period (calculated for such purpose by assuming the class principal amount of each of the Class A1B, Class A2A, Class A3, Class A4 and Class A5A Certificates has been increased by the cap deferred interest amount with respect to such classes, notwithstanding the reimbursement of such amount from the related deferred interest cap agreement). The Class AX Certificates will not be entitled to distributions of any kind after the distribution date in December 2036.